

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

July 1, 2008

Dr. Warren Hosseinion
Chief Executive Officer and Principal Accounting Officer
Siclone Industries, Inc.
1010 N. Central Avenue, Suite 201
Glendale, CA 91202

> **Re: Siclone Industries, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 30, 2008**
> **File No. 000-25809**

Dear Dr. Hosseinion,

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Ryan Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services